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                                    BUSINESS WIRE


MAGNETEK ADOPTS STOCKHOLDER RIGHTS PLAN

NASHVILLE, Tenn.-(BUSINESS WIRE)-March 6, 1997-MAGNETEK INC, today announced that its Board of Directors has adopted a Stockholder Rights Plan designed to assure that all MagneTek stockholders would receive fair treatment in any takeover of the Company.

The Plan provides for the distribution of one Right for each share of common stock outstanding on March 17, 1997.

In making the announcement, Ronald N. Hoge, the Company's chief executive officer, stated, "The Rights are designed to enable the Board of Directors to act effectively on behalf of stockholders in response to any takeover bid. The Plan is not intended to prevent or discourage an offer for the Company that is commensurate with its value and is presented in a manner permitting full review and negotiation." Hoge also noted that "the Company has not received any unsolicited acquisition proposal at this time."

The Rights Plan is structured as follows. Ten business days after anyone becomes the beneficial owner of at least 15% of MagneTek's outstanding common stock, every right (except those held by the 15% stockholder) could be exercised to purchase the number of MagneTek shares whose total market value equals twice the exercise price of the Right. Initially, the exercise price of each Right is $60, so each holder exercising a Right for $60 would be entitled to receive $120 worth of MagneTek stock.

Furthermore, if MagneTek is merged into another corporation, or at least half of its assets or earning power are sold (in either case, after someone has acquired at least 15% of MagneTek's stock), every Right (except those held by the 15% stockholder) could be exercised for $60 to receive $120 worth of the acquiring corporation's stock.

Hoge noted that the Stockholder Rights Plan is short-term. The Rights expire on March 3, 2000 (unless previously triggered), and are subject to redemption by the Board of Directors at $.001 per Right at any time prior to the first date upon which they become exercisable to purchase of common shares.

MagneTek manufactures integrated electrical products (a), including electric motors, generators and variable-speed drives, power supplies and lighting products for a wide range of commercial and industrial applications. The company reported sales of $1.2 billion for its fiscal year ended June 30, 1996. (a) Integrated electrical products combine magnetic and electronic components for optimum performance in defined applications.


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Performance characteristics include product size and weight, energy efficiency, power quality, controllability and cost.


       CONTACT:  MagneTek Inc., Nashville
                 Robert W. Murray, 615/316-5270 or bmurray@magnetek.com




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